**WAL★MART**
MEXICO

FILE N°
82-4609

03 JUL 21 AM 7:21

July 17, 2003

Mr. Paul Dudek, Chief
Office of International Corporate Finance
**Securities and Exchange Commission**
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.



03024700


SUPPL

**Re: Information pursuant to Ruling 12g3-2 (b) Exemption**

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report June 2003 sales, press release about record an extraordinary charge to its 2nd quarter and the press release results and consolidated financial statements for 2nd quarter 2003 of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number: 011-52-55-5328-3557.

Sincerely,

Jorge Muñoz Lopez
Accounting Director

PROCESSED
JUL 22 2003
THOMSON
FINANCIAL

The above-mentioned material is enclosed.

dlw 7/21


*ADMINISTRATIVE OFFICES:*

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

WAL★MART
MEXICO




EMPRESA
SOCIALMENTE
RESPONSABLE
DESDE 2001


WALMEX

FREE TRANSLATION, NOT TO THE LETTER

# WAL-MART DE MEXICO REPORTS JUNE 2003 SALES

Mexico City, July 9, 2003

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of June 2003, sales were $9,055 million pesos. This figure represents a 6.0% increase over sales reported the same month last year, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 1.0%, compared to the same month of 2002, also in real terms

| | June | | January – June | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Total sales growth (%) | 6.0 | 18.5 | 9.9 | 15.6 |
| Comparable sales growth (%) | 1.0 | 7.9 | 4.0 | 5.6 |

Considering the five-week period from May 31 to July 4, 2003 that compares with the five-week period ending July 5, 2002, as well as the twenty six-week period from January 4 to July 4, 2003 and that compares with the twenty six-week period that ended July 5, 2002, sales growth was as follows:

| | 5 weeks | | 26 weeks | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Total sales growth (%) | 8.3 | 17.1 | 10.2 | 15.8 |
| Comparable sales growth (%) | 3.2 | 6.6 | 4.4 | 5.8 |

Sales for the second quarter 2003 (April-June) were $27,675 million pesos. This figure represents a 10.5% increase over sales reported the same period last year, once the period's inflation is accounted for.

**Openings during the month of June:**

1 Bodega in Cardenas, Tabasco
1 Wal-Mart Supercenter in Cuernavaca, Morelos
1 Wal-Mart Supercenter in Chihuahua, Chihuahua
1 Restaurant in Cancun, Quintana Roo

Additionally, we opened on July 1st a multi-format distribution center for dry goods in Monterrey, Nuevo Leon.

**Company Description:**

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 608 units, broken down as follows:

50 Sam's Clubs
123 Bodegas
78 Wal-Mart Supercenters
44 Superamas
50 Suburbias
263 Restaurants, including 16 franchises

**Ticker Symbols:**

| Mexican Stock Exchange: | Bloomberg: | Reuters: | ADR's sponsored program: |
|---|---|---|---|
| Walmex V | WalmexV MM | WalmexV.Mx | WMMVY |
| Walmex C | WalmexC MM | WalmexC.Mx | |
| | WMMVY | WMMVY.Pk | |

**Internet Sites:**

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

# WAL★MART
MEXICO




EMPRESA
SOCIALMENTE
RESPONSABLE
DESDE 2001


WALMEX

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, June 27, 2003

Wal-Mart de Mexico, S.A. de C.V. (Walmex), announces to its shareholders and the public in general that the Company, acting in a prudent and conservative way, has decided to record an extraordinary charge to its second quarter 2003 results. This charge will impact its net earnings for an amount of 166 million Mexican pesos, equivalent to 0.037 Mexican pesos per share and derives from the following events:

As part of its ongoing business activities, Sam's Club, one of the six business formats that are part of Wal-Mart de Mexico, carries out sales of merchandise to some members, where the merchandise is bound for the export market. Over the course of the last five years, total export-bound sales at Sam's Club have represented in average, less than 0.6% of the total Walmex sales over that same period.

The Company has determined that some of that export-bound merchandise was not exported, but rather it stayed and was traded in Mexican territory, harming both the Company and the Mexican tax authorities. This activity, involving individuals from outside the Company, consisted of simulating export sales with the objective of avoiding the payment of the Value Added Tax (VAT) on those operations. Because sales were considered export sales, the Company originally assigned a 0% VAT rate to them, instead of the rate that would apply to domestic sales.

In accordance with its policy of always acting in an ethical and transparent way, as well as to carry all its activities in a lawful fashion, the Company decided to voluntarily pay to the Mexican tax authorities the VAT amounts that it estimates would have applied in case those sales had been recorded as domestic sales. The Company has also taken the internal measures required to guarantee that these irregularities will not happen in the future.

As mentioned in the first paragraph of this announcement, the payment of these taxes will be recorded in the Company's second quarter results, which will become public on Monday July 14. Although second quarter results will reflect the aforementioned amount, the Company considers this to be the result of an extraordinary event and one that does not reflect the quality of either its operations, or its operating results, which for the quarter and based on the information available as of today, will reasonably reflect market expectations.

On the other hand and with the objective of reviewing export-bound operations at Sam's Club and to clarify this situation, Tax authorities are currently performing an audit at the Company's office.

Wal-Mart de Mexico is a Company guided by the highest ethical standards in all its activities. As such, it emphatically condemns the unlawful practices it has become a victim of and will actively cooperate with the corresponding authorities to clarify this incident, of which the Company is a wronged party. The Company will also take legal action against whoever is found responsible and will employ all means at its disposal to recover the amounts paid.

# WAL★MART MEXICO


EMPRESA
SOCIALMENTE
RESPONSABLE
DESDE 2001


WALMEX

FREE TRANSLATION, NOT TO THE LETTER

## WAL-MART DE MEXICO REPORTS SECOND QUARTER RESULTS 2003

Mexico City, July 14, 2003

Today, Wal-Mart de Mexico reported results for the second quarter 2003. Sales and total revenues increased 10% in real terms over last year's levels. Operating income increased 11% and EBITDA amounted to $1,988 million pesos and represented 7.2% of total revenues, a growth also in real terms of 11% over last year's levels.

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 5.2% compared to last year's level, also in real terms.

The main Income statement figures are:

**Second Quarter (April-June)**

| | 2003 | | 2002 | | Real Growth |
|---|---|---|---|---|---|
| | *M$ Millions* | % | *M$ Millions* | % | % |
| Sales | 27,675 | | 25,050 | | 10 |
| Other income | 50 | | 102 | | (51) |
| Total Income | 27,725 | 100.0 | 25,152 | 100.0 | 10 |
| Cost of sales | 21,978 | 79.3 | 19,987 | 79.5 | 10 |
| Gross profit | 5,747 | 20.7 | 5,165 | 20.5 | 11 |
| Operating expenses | 4,318 | 15.6 | 3,878 | 15.4 | 11 |
| Operating income | 1,430 | 5.2 | 1,287 | 5.1 | 11 |
| EBITDA | 1,988 | 7.2 | 1,793 | 7.1 | 11 |
| Income before taxes | 1,419 | 5.1 | 1,508 | 6.0 | (6) |
| Net income | 937 | 3.4 | 980 | 3.9 | (4) |

**First Half (January-June)**

| | 2003 | | 2002 | | Real Growth |
|---|---|---|---|---|---|
| | *M$ Millions* | % | *M$ Millions* | % | % |
| Sales | 54,391 | | 49,493 | | 10 |
| Other income | 71 | | 215 | | (67) |
| Total Income | 54,462 | 100.0 | 49,708 | 100.0 | 10 |
| Cost of sales | 43,332 | 79.6 | 39,504 | 79.5 | 10 |
| Gross profit | 11,130 | 20.4 | 10,204 | 20.5 | 9 |
| Operating expenses | 8,439 | 15.5 | 7,745 | 15.6 | 9 |
| Operating income | 2,690 | 4.9 | 2,459 | 4.9 | 9 |
| EBITDA | 3,804 | 7.0 | 3,458 | 7.0 | 10 |
| Income before taxes | 2,847 | 5.2 | 2,891 | 5.8 | (2) |
| Net income | 1,879 | 3.5 | 1,879 | 3.8 | 0 |

Eliminating the effect on net earnings of the 166 million pesos from the extraordinary charge, as was explained in the press release of June 27, 2003, net earnings would have increased 12.6% in the second quarter, and 9% in the first half.

The Company's cash position as of June 30, 2003 was $7,905 million Mexican pesos, equivalent to $756 million dollars.

**Comparable Information:**

Without deferring membership income at Sam's Club, operating income for the second quarter 2003 would have increased 16% over last year's levels, and EBITDA would have amounted to 2,056 million pesos and represented 7.4% of total revenues, a growth also in real terms of 15% over last year's levels.

The following is a comparison of the second quarter 2003 vs 2002 results, if membership income would not have been deferred.

**Second Quarter (April-June)**
(Without Deferring Membership Income in 2003)

| | 2003 | | 2002 | | Real Growth |
|---|---|---|---|---|---|
| | *M$ Millions* | % | *M$ Millions* | % | % |
| Sales | 27,675 | | 25,050 | | 10 |
| Other income | 118 | | 102 | | 15 |
| Total Income | 27,793 | 100.0 | 25,152 | 100.0 | 10 |
| Cost of sales | 21,978 | 79.1 | 19,987 | 79.5 | 10 |
| Gross profit | 5,815 | 20.9 | 5,165 | 20.5 | 13 |
| Operating expenses | 4,318 | 15.5 | 3,878 | 15.4 | 11 |
| Operating income | 1,497 | 5.4 | 1,287 | 5.1 | 16 |
| EBITDA | 2,056 | 7.4 | 1,793 | 7.1 | 15 |
| Income before taxes | 1,487 | 5.4 | 1,508 | 6.0 | (1) |
| Net income | 981 | 3.5 | 980 | 3.9 | 0 |

**First Half (January-June)**
(Without Deferring Membership Income in 2003)

| | 2003 | | 2002 | | Real Growth |
|---|---|---|---|---|---|
| | *M$ Millions* | % | *M$ Millions* | % | % |
| Sales | 54,391 | | 49,493 | | 10 |
| Other income | 240 | | 215 | | 11 |
| Total Income | 54,631 | 100.0 | 49,708 | 100.0 | 10 |
| Cost of sales | 43,332 | 79.3 | 39,504 | 79.5 | 10 |
| Gross profit | 11,299 | 20.7 | 10,204 | 20.5 | 11 |
| Operating expenses | 8,439 | 15.4 | 7,745 | 15.6 | 9 |
| Operating income | 2,860 | 5.2 | 2,459 | 4.9 | 16 |
| EBITDA | 3,973 | 7.3 | 3,458 | 7.0 | 15 |
| Income before taxes | 3,016 | 5.5 | 2,891 | 5.8 | 4 |
| Net income | 1,991 | 3.6 | 1,879 | 3.8 | 6 |

Eliminating on comparable information (without deferring membership income) the effect on net earnings of the 166 million pesos from the extraordinary charge, net earnings would have increased 17% in the second quarter, and 15% in the first half.

**Openings during the year 2003:**

During the period January-June 2003, the Company opened seven Bodegas, three Wal-Mart Supercenters, and three restaurants. Additionally, last July 1 we opened a new multi-format distribution center for dry goods in Monterrey, Nuevo Leon.

**Installed Capacity as of June 30, 2003:**

| | Sales area | |
|---|---|---|
| **FORMAT** | **Sq.ft.** | **M2** |
| Sam's Club | 4,731,671 | 439,583 |
| Bodega | 6,554,157 | 608,896 |
| Wal-Mart Supercenter | 7,526,953 | 699,271 |
| Superama | 760,014 | 70,607 |
| Suburbia | 2,735,875 | 254,169 |
| | **Seats** | |
| Restaurants | 58,043 | |

**Company Description:**

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 608 units, broken down as follows:

50 Sam's Clubs
123 Bodegas
78 Wal*Mart Supercenters
44 Superamas
50 Suburbias
263 Restaurants, including 16 franchises

**Ticker Symbols**

Mexican Stock Exchange:
*Walmex V*
*Walmex C*

ADR's Sponsored Program:
*WMMVY*

Bloomberg:
*WalmexV MM*
*WalmexC MM*
*WMMVY*

Reuters:
*WalmexV.Mx*
*WalmexC.Mx*
*WMMVY.Pk*

**Internet sites:**

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

ANEX 1

## WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at June 30, 2003

| | June 30, 2003 | June 30, 2002 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | Ps. 7,905,494 | Ps. 8,638,087 |
| Accounts receivable | 1,426,114 | 1,628,329 |
| Inventories | 8,439,874 | 8,595,071 |
| Prepaid expenses | 341,928 | 258,088 |
| Total current assets | 18,113,410 | 19,119,575 |
| Net property and equipment | 38,322,037 | 35,791,280 |
| Total assets | Ps. 56,435,447 | Ps. 54,910,855 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable to suppliers | Ps. 9,992,432 | Ps. 11,106,733 |
| Other accounts payable | 2,642,879 | 2,261,392 |
| Total current liabilities | 12,635,311 | 13,368,125 |
| Deferred income tax | 5,423,055 | 5,275,380 |
| Reserve for seniority premiums | 36,923 | 13,210 |
| Total liabilities | 18,095,289 | 18,656,715 |
| Shareholders' equity: | | |
| Capital stock | 12,187,021 | 12,230,656 |
| Legal reserve | 2,359,317 | 2,110,597 |
| Retained earnings | 28,136,793 | 25,011,341 |
| Reserve for repurchase of shares | 3,206,003 | 3,937,773 |
| Acumulated result of restatement | (8,007,827) | (7,695,267) |
| Premium on sale of shares | 1,970,007 | 2,019,534 |
| Employee stock option plan fund | (1,511,156) | (1,360,494) |
| Total shareholders' equity | 38,340,158 | 36,254,140 |
| Total liabilities and shareholders' equity | Ps. 56,435,447 | Ps. 54,910,855 |

# WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME

Thousands of Mexican pesos with purchasing power at June 30, 2003

| | Six-month period ended June 30, | |
|---|---|---|
| | 2003 | 2002 |
| Net Sales | Ps. 54,391,383 | Ps. 49,492,393 |
| Other Income | 70,508 | 215,158 |
| Total Income | 54,461,891 | 49,707,551 |
| Cost of sales | (43,332,242) | (39,503,718) |
| Operating expenses | (8,439,169) | (7,744,768) |
| Operating income | 2,690,480 | 2,459,065 |
| Comprehensive financing income: | | |
| Financial income – net | 339,090 | 387,209 |
| Exchange (loss) gain | (17,324) | 22,541 |
| Monetary position gain | 53,435 | 90,033 |
| | 375,201 | 499,783 |
| Other expenses – net | (218,666) | (67,591) |
| Income before income tax and employee profit sharing | 2,847,015 | 2,891,257 |
| Income tax and employee profit sharing | (967,987) | (1,011,938) |
| Net income | Ps. 1,879,028 | Ps. 1,879,319 |
| Earnings per share last 12 months (in pesos) | Ps. 1.120 | Ps. 1.033 |

# WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos with purchasing power at June 30, 2003

| | Six-month period ended June 30, | |
|---|---|---|
| | 2003 | 2002 |
| **Operating activities** | | |
| Net income | Ps. 1,879,028 | Ps. 1,879,319 |
| Charges not requiring use of resources: | | |
| Depreciation | 1,113,081 | 998,478 |
| Seniority premiums | 11,392 | 12,035 |
| Provision for deferred taxes | 79,607 | 14,666 |
| | 3,083,108 | 2,904,498 |
| Changes in: | | |
| Accounts receivable | 712,948 | 70,991 |
| Inventories | 2,370,890 | 635,097 |
| Prepaid expenses | (149,464) | 72,351 |
| Accounts payable to suppliers | (4,063,712) | (2,055,085) |
| Other accounts payable | (20,806) | (155,363) |
| Resources provided by operating activities | 1,932,964 | 1,472,489 |
| **Financing activities** | | |
| Payment of dividends | (1,632,856) | (252,754) |
| Repurchase of shares | (87,767) | (2,723) |
| Resources used in financing activities | (1,720,623) | (255,477) |
| **Investing activities** | | |
| Purchase of property and equipment | (2,126,369) | (2,393,266) |
| Sale and retirement of property and equipment | 67,559 | 31,134 |
| Employee stock option plan - net | (138,175) | (275,342) |
| Resources used in investing activities | (2,196,985) | (2,637,474) |
| Decrease in cash and cash equivalents | (1,984,644) | (1,420,462) |
| Cash and cash equivalents at beginning of term | 9,890,138 | 10,058,549 |
| Cash and cash equivalents at end of term | Ps. 7,905,494 | Ps. 8,638,087 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4609

STOCK EXCHANGE CODE: **WALMEX**

Quarter: **2** Year: **2003**

**WAL - MART DE MEXICO, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**

AT JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT | | QUARTER OF PREVIOUS | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **TOTAL ASSETS** | **56,435,447** | **100** | **54,910,855** | **100** |
| 2 | **CURRENT ASSETS** | **18,113,410** | **32** | **19,119,575** | **35** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 7,905,494 | 14 | 8,638,087 | 16 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 418,052 | 1 | 489,474 | 1 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 1,008,062 | 2 | 1,138,855 | 2 |
| 6 | INVENTORIES | 8,439,874 | 15 | 8,595,071 | 16 |
| 7 | OTHER CURRENT ASSETS | 341,928 | 1 | 258,088 | 0 |
| 8 | **LONG-TERM** | **0** | **0** | **0** | **0** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 0 | 0 | 0 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED | 0 | 0 | 0 | 0 |
| 11 | OTHER INVESTMENTS | 0 | 0 | 0 | 0 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **38,322,037** | **68** | **35,791,280** | **65** |
| 13 | PROPERTY | 37,386,916 | 66 | 34,284,241 | 62 |
| 14 | MACHINERY AND INDUSTRIAL | 0 | 0 | 0 | 0 |
| 15 | OTHER EQUIPMENT | 14,513,745 | 26 | 13,706,560 | 25 |
| 16 | ACCUMULATED DEPRECIATION | 14,410,406 | 26 | 13,059,344 | 24 |
| 17 | CONSTRUCTION IN PROGRESS | 831,782 | 1 | 859,823 | 2 |
| 18 | **DEFERRED ASSETS (NET)** | **0** | **0** | **0** | **0** |
| 19 | **OTHER ASSETS** | **0** | **0** | **0** | **0** |
| 20 | **TOTAL LIABILITIES** | **18,095,289** | **100** | **18,656,715** | **100** |
| 21 | **CURRENT LIABILITIES** | **12,635,311** | **70** | **13,368,125** | **72** |
| 22 | SUPPLIERS | 9,992,432 | 55 | 11,106,733 | 60 |
| 23 | BANK LOANS | 0 | 0 | 0 | 0 |
| 24 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 25 | TAXES TO BE PAID | 384,358 | 2 | 294,099 | 2 |
| 26 | OTHER CURRENT LIABILITIES | 2,258,521 | 12 | 1,967,293 | 11 |
| 27 | **LONG-TERM LIABILITIES** | **0** | **0** | **0** | **0** |
| 28 | BANK LOANS | 0 | 0 | 0 | 0 |
| 29 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 30 | OTHER LOANS | 0 | 0 | 0 | 0 |
| 31 | **DEFERRED LOANS** | **5,423,055** | **30** | **5,275,380** | **28** |
| 32 | **OTHER LIABILITIES** | **36,923** | **0** | **13,210** | **0** |
| 33 | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **38,340,158** | **100** | **36,254,140** | **100** |
| 34 | **MINORITY INTEREST** | | | | |
| 35 | **MAJORITY INTEREST** | **38,340,158** | **100** | **36,254,140** | **100** |
| 36 | **CONTRIBUTED CAPITAL** | **12,645,872** | **33** | **12,889,696** | **36** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 5,596,580 | 15 | 5,640,284 | 16 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 6,590,441 | 17 | 6,590,372 | 18 |
| 39 | PREMIUM ON SALES OF SHARES | 458,851 | 1 | 659,040 | 2 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **25,694,286** | **67** | **23,364,444** | **64** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 28,617,082 | 75 | 25,242,619 | 70 |
| 43 | REPURCHASE FUND OF SHARES | 3,206,003 | 8 | 3,937,773 | 11 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | (8,007,827) | (21) | (7,695,267) | (21) |
| 45 | NET INCOME FOR THE YEAR | 1,879,028 | 5 | 1,879,319 | 5 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE N° 82-4609

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **3** | **CASH AND SHORT-TERM INVESTMENTS** | **7,905,494** | 100 | **8,638,087** | 100 |
| 46 | CASH | 21,742 | 0 | 24,407 | 0 |
| 47 | SHORT-TERM INVESTMENTS | 7,883,752 | 100 | 8,613,680 | 100 |
| **18** | **DEFERRED ASSETS (NET)** | **0** | 100 | **0** | 100 |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 0 | 0 | 0 | 0 |
| 49 | GOODWILL | 0 | 0 | 0 | 0 |
| 50 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| 51 | OTHERS | 0 | 0 | 0 | 0 |
| **21** | **CURRENT LIABILITIES** | **12,635,311** | 100 | **13,368,125** | 100 |
| 52 | FOREING CURRENCY LIABILITIES | 738,897 | 6 | 914,669 | 7 |
| 53 | MEXICAN PESOS LIABILITIES | 11,896,414 | 94 | 12,453,456 | 93 |
| **24** | **STOCK MARKET LOANS** | **0** | 100 | **0** | 100 |
| 54 | COMMERCIAL PAPER | 0 | 0 | 0 | 0 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| 56 | CURRENT MATURITIES OF BONDS | 0 | 0 | 0 | 0 |
| **26** | **OTHER CURRENT LIABILITIES** | **2,258,521** | 100 | **1,967,293** | 100 |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 0 | 0 | 0 | 0 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 2,258,521 | 100 | 1,967,293 | 100 |
| **27** | **LONG-TERM LIABILITIES** | **0** | 100 | **0** | 100 |
| 59 | FOREING CURRENCY LIABILITIES | 0 | 0 | 0 | 0 |
| 60 | MEXICAN PESOS LIABILITIES | 0 | 0 | 0 | 0 |
| **29** | **STOCK MARKET LOANS** | **0** | 100 | **0** | 100 |
| 61 | BONDS | 0 | 0 | 0 | 0 |
| 62 | MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| **30** | **OTHER LOANS** | **0** | 100 | **0** | 100 |
| 63 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| 64 | OTHER LOANS WITHOUT COST | 0 | 0 | 0 | 0 |
| **31** | **DEFERRED LOANS** | **5,423,055** | 100 | **5,275,380** | 100 |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| 66 | DEFERRED TAXES | 5,423,055 | 100 | 5,275,380 | 100 |
| 67 | OTHERS | 0 | 0 | 0 | 0 |
| **32** | **OTHER LIABILITIES** | **36,923** | 100 | **13,210** | 100 |
| 68 | RESERVES | 36,923 | 100 | 13,210 | 100 |
| 69 | OTHERS LIABILITIES | 0 | 0 | 0 | 0 |
| **44** | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY** | **(8,007,827)** | 100 | **(7,695,267)** | 100 |
| 70 | ACCUMULATED INCOME DUE TO MONETARY POSITION | 0 | 0 | 0 | 0 |
| 71 | INCOME FROM NON-MONETARY POSITION ASSETS | (8,007,827) | (100) | (7,695,267) | (100) |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE N°
82-4609

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**CONSOLIDATED FINANCIAL STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 5,478,099 | 5,751,450 |
| 73 | PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 0 |
| 74 | EXECUTIVES (*) | 0 | 0 |
| 75 | EMPLOYERS (*) | 96,329 | 90,825 |
| 76 | WORKERS (*) | 0 | 0 |
| 77 | CIRCULATION SHARES (*) | 4,457,845,645 | 4,492,657,345 |
| 78 | REPURCHASED SHARES (*) | 0 | 97,700 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE N°
82-4609

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2003**
**WAL - MART DE MEXICO, S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **NET SALES** | **54,461,891** | **100** | **49,707,551** | **100** |
| 2 | COST OF SALES | 43,332,242 | 80 | 39,503,718 | 79 |
| 3 | **GROSS INCOME** | **11,129,649** | **20** | **10,203,833** | **21** |
| 4 | OPERATING EXPENSES | 8,439,169 | 15 | 7,744,768 | 16 |
| 5 | **OPERATING INCOME** | **2,690,480** | **5** | **2,459,065** | **5** |
| 6 | TOTAL FINANCING COST | (375,201) | (1) | (499,783) | (1) |
| 7 | **INCOME AFTER FINANCING COST** | **3,065,681** | **6** | **2,958,848** | **6** |
| 8 | OTHER FINANCIAL OPERATIONS | 218,666 | 0 | 67,591 | 0 |
| 9 | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **2,847,015** | **5** | **2,891,257** | **6** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 967,987 | 2 | 1,011,938 | 2 |
| 11 | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **1,879,028** | **3** | **1,879,319** | **4** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 0 | 0 | 0 | 0 |
| 13 | **CONSOLIDATED NET INCOME OF CONTINUOUS** | **1,879,028** | **3** | **1,879,319** | **4** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| 15 | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **1,879,028** | **3** | **1,879,319** | **4** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| 18 | **NET CONSOLIDATED INCOME** | **1,879,028** | **3** | **1,879,319** | **4** |
| 19 | NET INCOME OF MINORITY INTEREST | | | | |
| 20 | **NET INCOME OF MAJORITY INTEREST** | **1,879,028** | **3** | **1,879,319** | **4** |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE N° 82-4609

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**CONSOLIDATED EARNING STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **54,461,891** | **100** | **49,707,551** | **100** |
| 21 | DOMESTIC | 54,461,891 | 100 | 49,707,551 | 100 |
| 22 | FOREIGN | 0 | 0 | 0 | 0 |
| 23 | TRANSLATED INTO DOLLARS (***) | 0 | 0 | 0 | 0 |
| **6** | **TOTAL FINANCING COST** | **(375,201)** | **100** | **(499,783)** | **100** |
| 24 | INTEREST PAID | 0 | 0 | 0 | 0 |
| 25 | EXCHANGE LOSSES | 17,324 | 5 | 0 | 0 |
| 26 | INTEREST EARNED | 339,090 | 90 | 387,209 | 77 |
| 27 | EXCHANGE PROFITS | 0 | 0 | 22,541 | 5 |
| 28 | GAIN DUE TO MONETARY POSITION | (53,435) | (14) | (90,033) | (18) |
| **8** | **OTHER FINANCIAL OPERATIONS** | **218,666** | **100** | **67,591** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | 218,666 | 100 | 67,591 | 100 |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | 0 | 0 | 0 | 0 |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **967,987** | **100** | **1,011,938** | **100** |
| 32 | INCOME TAX | 859,145 | 89 | 920,306 | 91 |
| 33 | DEFERED INCOME TAX | 98,949 | 10 | 59,741 | 6 |
| 34 | WORKERS' PROFIT SHARING | 9,893 | 1 | 31,891 | 3 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**CONSOLIDATED EARNING STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 0 | 0 |
| 37 | NET INCOME OF THE YEAR | 0 | 0 |
| 38 | NET SALES (**) | 112,374,225 | 101,876,681 |
| 39 | OPERATION INCOME (**) | 6,625,829 | 5,930,194 |
| 40 | NET INCOME OF MAYORITY INTEREST(**) | 5,004,591 | 4,644,500 |
| 41 | NET CONSOLIDATED INCOME (**) | 5,004,591 | 4,644,500 |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS



STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**CONSOLIDATED FINANCIAL STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | QUARTER OF PREVIOUS FINANCIAL YEAR |
|---|---|---|---|
| | | Amount | Amount |
| **1** | **CONSOLIDATED NET INCOME** | **1,879,028** | **1,879,319** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH | 1,204,080 | 1,025,179 |
| **3** | **CASH FLOW FROM NET INCOME OF THE YEAR** | **3,083,108** | **2,904,498** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | (1,150,144) | (1,432,009) |
| **5** | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **1,932,964** | **1,472,489** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | 0 | 0 |
| 7 | CASH FLOW FROM INTERNAL FINANCING | (1,720,623) | (255,477) |
| **8** | **CASH FLOW GENERATED (USED) BY FINANCING** | **(1,720,623)** | **(255,477)** |
| **9** | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(2,196,985)** | **(2,637,474)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | (1,984,644) | (1,420,462) |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 9,890,138 | 10,058,549 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 7,905,494 | 8,638,087 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE N° 82-4609

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **2** | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **1,204,080** | **1,025,179** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE YEAR | 1,113,081 | 998,478 |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | 11,392 | 12,035 |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE | 0 | 0 |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | + (-) OTHER ITEMS | 79,607 | 14,666 |
| **4** | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **(1,150,144)** | **(1,432,009)** |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE | 712,948 | 70,991 |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | 2,370,890 | 635,097 |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | (149,464) | 72,351 |
| 21 | + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT | (4,063,712) | (2,055,085) |
| 22 | + (-) INCREASE (DECREASE) IN OTHER LIABILITIES | (20,806) | (155,363) |
| **6** | **CASH FLOW FROM EXTERNAL FINANCING** | **0** | **0** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET FINANCING | 0 | 0 |
| 24 | + LONG-TERM BANK AND STOCK MARKET FINANCING | 0 | 0 |
| 25 | + DIVIDEND RECEIVED | 0 | 0 |
| 26 | + OTHER FINANCING | 0 | 0 |
| 27 | (-) BANK FINANCING AMORTIZATION | 0 | 0 |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | 0 |
| 29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| **7** | **CASH FLOW FROM INTERNAL FINANCING** | **(1,720,623)** | **(255,477)** |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCKS | (87,767) | (2,723) |
| 31 | (-) DIVIDENS PAID | (1,632,856) | (252,754) |
| 32 | + PREMIUM ON SALE OF SHARES | 0 | 0 |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| **9** | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(2,196,985)** | **(2,637,474)** |
| 34 | + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | 0 | 0 |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (2,126,369) | (2,393,266) |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | 0 | 0 |
| 37 | + SALE OF OTHER PERMANENT INVESTMENTS | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 67,559 | 31,134 |
| 39 | + (-) OTHER ITEMS | (138,175) | (275,342) |

# MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE N°
82-4609

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**RATIOS**
**CONSOLIDATED**

**Final Printing**

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| 1 | NET INCOME TO NET SALES | 3.45 | % | 3.78 | % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 13.05 | % | 12.81 | % |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 8.87 | % | 8.46 | % |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 32.63 | % | 5.63 | % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | 2.84 | % | 4.79 | % |
| | **ACTIVITY** | | | | |
| 6 | NET SALES TO NET ASSETS (**) | 1.99 | times | 1.86 | times |
| 7 | NET SALES TO FIXED ASSETS (**) | 2.93 | times | 2.85 | times |
| 8 | INVENTORIES ROTATION (**) | 9.36 | times | 9.10 | times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 1 | days | 2 | days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 0.00 | % | 0.00 | % |
| | **LEVERAGE** | | | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 32.06 | % | 33.98 | % |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 0.47 | times | 0.51 | times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 4.08 | % | 4.90 | % |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 0.00 | % | 0.00 | % |
| 15 | OPERATING INCOME TO INTEREST PAID | 0.00 | times | 0.00 | times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 6.21 | times | 5.46 | times |
| | **LIQUIDITY** | | | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 1.43 | times | 1.43 | times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 0.77 | times | 0.79 | times |
| 19 | CURRENTS ASSETS TO TOTAL LIABILITIES | 1.00 | times | 1.02 | times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 62.57 | % | 64.62 | % |
| | **CASH FLOW** | | | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 5.66 | % | 5.84 | % |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | (2.11) | % | (2.88) | % |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | 0.00 | times | 0.00 | times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 0.00 | % | 0.00 | % |
| 25 | INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 100.00 | % | 100.00 | % |
| 26 | ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 96.79 | % | '90.74 | |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**DATA PER SHARE**
**CONSOLIDATED FINANCIAL STATEMENT**

**Final Printing**

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | | QUARTER OF PREVIOUS FINANCIAL YEAR | | |
|---|---|---|---|---|---|---|---|
| | | | Amount | | | Amount | |
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ | 1.12 | | $ | 1.03 | |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| 3 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| 4 | CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**) | $ | 1.12 | | $ | 1.03 | |
| 5 | EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| 6 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ | 0.00 | | $ | 0.00 | |
| 8 | CARRYING VALUE PER SHARE | $ | 8.60 | | $ | 8.07 | |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ | 0.37 | pesos | $ | 0.31 | pesos |
| 10 | DIVIDEND IN SHARES PER SHARE | | 0.00 | shares | | 0.01 | shares |
| 11 | MARKET PRICE TO CARRYING VALUE | | 3.59 | times | | 3.49 | times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | | 27.55 | times | | 27.28 | times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | | 0.00 | times | | 0.00 | times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FILE N°
82-4609



**FINANCIAL STATEMENT NOTES (1)**

**CONSOLIDATED**
**Final Printing**

NOTE 1 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - ACCUMULATED EFFECT OF DEFERRED INCOME TAX

THE INITIAL EFFECT OF THE DEFERRED INCOME TAX IS AN OWNER'S EQUITY REDUCTION OF PS. 4,659,275, THIS EFFECT IS INCLUDED IN REFERENCE S-42 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "RETAINED EARNINGS AND CAPITAL RESERVE" OF BOTH YEARS.

NOTE 3 - NET SALES LAST TWELVE MONTHS

AS OF FIRST QUARTER 2003, MEMBERSHIP INCOME IS INCLUDED IN REFERENCE R38 OF OTHER CONCEPTS UNDER THE HEADING OF "NET SALES", THUS MAKING IT COMPARABLE TO INFORMATION FROM THE PREVIOUS YEAR.

NOTE 4 - CASH FLOW FROM INTERNAL FINANCING

THE REFERENCE C-30 OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL SITUATION, THE TOTAL AMOUNT REPORTED IN THE QUARTER INCLUDE THE REPURCHASE OF OWN SHARES.

NOTE 5 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

| REF P | CONCEPTS | | QUARTER CURRENT | QUARTER PREVIOUS |
|---|---|---|---|---|
| | YIELD | | | |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY | (**) | 13.37% | 13.41% |
| 3 | NET INCOME TO TOTAL ASSETS | (**) | 8.79% | 8.69% |

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ACTIVITY

| | | | |
|---|---|---|---|
| 6 NET SALES TO NET ASSETS | (**) | 1.97 TIMES | 1.91 TIMES |
| 7 NET SALES TO FIXED ASSETS | (**) | 3.01 TIMES | 2.97 TIMES |

LEVERAGE

| | | | |
|---|---|---|---|
| 16 NET SALES TO TOTAL LIABILITIES | (**) | 5.77 TIMES | 5.41 TIMES |

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

NOTE 6 - DATA PER SHARE

THE REFERENCE D-9 OF DATA PER SHARE, THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE.

NOTE 7 - CEDULE FOR THE DETERMINATION OF NFEA AND NFEAR

THE ANNEX 12 "CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT" AND ANNEX 12-A "CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED" ARE PRESENTED TO NOMINAL PESOS OF THE DATE IS MENTIONED IN EVERY ONE OF THE ITEMS THAT INTEGRATES EVERY CEDULE.

NOTE 8 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

**DIRECTOR REPORT (1)**

**ANNEX 1**

**CONSOLIDATED**
**Final Printing**

COMPANY SALES FOR THE PERIOD APRIL TO JUNE 2003 AMOUNTED TO $27,675 MILLION PESOS, CONSTITUTING A 10.5% INCREASE IN REAL TERMS OVER THE SECOND QUARTER OF 2002, AND ADJUSTED FOR INFLATION FOR THE PERIOD. COMP UNIT SALES, THAT IS, THOSE UNITS WITH MORE THAN ONE YEAR IN OPERATION GREW 5.2%, AS OPPOSED TO THE SAME QUARTER LAST YEAR. THE NUMBER OF CUSTOMERS SERVED INCREASED 10.1% OVER FIGURES FOR THE PREVIOUS YEAR, WHEREAS THE AVERAGE TICKET GREW BY 0.4 PERCENT.

THE GROSS PROFIT MARGIN FOR THIS SECOND QUARTER REACHED 20.7%, WHICH IS 20 BASE POINTS HIGHER THAN FIGURES REPORTED IN 2002. QUARTERLY OPERATING EXPENSES WERE 15.6% OF TOTAL REVENUES, A 20-BASE POINT INCREASE OVER LAST YEAR. OPERATING INCOME GREW 11.1% IN REAL TERMS AND REACHED 5.2% OF TOTAL REVENUES, A 10-BASE POINT IMPROVEMENT OVER LAST YEAR.

EBITDA CAME TO $1,988 MILLION PESOS, 7.2% OF TOTAL REVENUES, WHICH IS 10.9% HIGHER THAN THE FIGURE REPORTED FOR THE PREVIOUS YEAR.

NET INCOME FOR THE QUARTER CAME TO $937 MILLION PESOS, WHICH REPRESENTS 3.4% OF TOTAL REVENUES AND A 4.4% DROP IN REAL TERMS OVER THAT REPORTED FOR THE SAME QUARTER IN 2002. IF THE EXTRAORDINARY CHARGE OF $166 MILLION PESOS ANNOUNCED BY THE COMPANY ON JUNE 27TH WERE NOT TO BE INCLUDED, NET EARNINGS WOULD HAVE BEEN $1,103 MILLION PESOS, WITH A 12.6% INCREASE OVER LAST YEAR.

AS OF 2003, THE COMPANY DECIDED TO ENFORCE THE PROVISIONS OUTLINED IN BULLETIN SAB-101, ISSUED BY THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND TO PRACTICE DEFERRED ACKNOWLEDGEMENT OF SAM'S CLUB MEMBERSHIP INCOME.

IF SAID INCOME WERE NOT DEFERRED, QUARTERLY RESULTS WOULD BE AS FOLLOWS:

| QUARTER APRIL - JUNE | 2003 | | 2002 | | |
|---|---|---|---|---|---|
| | MILLION $ | % OF TOTAL REVENUES | MILLION $ | % OF TOTAL REVENUES | % OF GROWTH |
| SALES | 27,675 | | 25,050 | | 10.5 |
| OTHER INCOME | 118 | | 102 | | 15.4 |
| TOTAL REVENUES | 27,793 | 100.0 | 25,152 | 100.0 | 10.5 |
| GROSS PROFIT MARGIN | 5,815 | 20.9 | 5,165 | 20.5 | 12.6 |
| OPERATING INCOME | 1,497 | 5.4 | 1,287 | 5.1 | 16.3 |
| EBITDA | 2,056 | 7.4 | 1,793 | 7.1 | 14.6 |
| NET EARNINGS | 981 | 3.5 | 980 | 3.9 | 0.1 |
| NET EARNINGS W/O EXTRAORDINARY CHARGE | 1,147 | 4.1 | 980 | 3.9 | 17.0 |

WE OPENED NINE OPERATING UNITS DURING THE APRIL-JUNE 2003 PERIOD: FIVE BODEGAS, THREE WAL-MART SUPERCENTERS AND ONE RESTAURANT, ADDING UP TO 13 OPENINGS DURING THE FIRST SIX MONTHS OF 2003. THIS IS PART OF OUR 18-MONTH EXPANSION PLAN, WHICH INCLUDES THE OPENING OF 61 UNITS: 45 SELF-SERVICE STORES, 1 SUBURBIA AND 15 RESTAURANTS. WITH THIS IN MIND, ON JULY 1ST WE OPENED A NEW DISTRIBUTION CENTER FOR DRY GOODS IN THE CITY OF MONTERREY, AND WHICH SHALL SERVE OUR SELF-SERVICE FORMATS AND SAM'S CLUB.

**DIRECTOR REPORT (1)**

**ANNEX 1**

**CONSOLIDATED**
**Final Printing**

UPON CLOSE OF JUNE 30, 2003, THE COMPANY HAD $7,905 MILLION PESOS IN CASH ON HAND AND THIS IS AFTER HAVING PAID, $1,633 MILLION PESOS IN DIVIDENDS AND INVESTED $2,126 MILLION PESOS IN FIXED ASSETS FROM JANUARY TO JUNE 2003.

MEXICO, D.F., JULY 14, 2003
EDUARDO CASTRO WRIGHT
PRESIDENT AND CEO

FILE N°
82-4609



**FINANCIAL STATEMENT NOTES (1)**

**ANNEX 2** **CONSOLIDATED**
**Final Printing**

NOTE 1 - PRINCIPAL ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS OF PURCHASING POWER AT JUNE 2003, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX, UNLESS OTHERWISE INDICATED.

NOTE 2 - ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)

THIS ITEM INCLUDES AN ESTIMATE FOR BAD ACCOUNTS BECAUSE THE COMPANY HAS DETECTED THAT PART OF THE MERCHANDISE SOLD BY SAM'S CLUB TO THE EXPORT MARKET WAS IN FACT NOT EXPORT. APPARENTLY SAID MERCHANDISE REMAINED AND WAS SOLD WITHIN NATIONAL BORDERS, AFFECTING TAX REGULATIONS AND THE COMPANY ITSELF.

THE COMPANY VOLUNTARILY DECIDED TO COVER THE ESTIMATED AMOUNT OF TAXES THAT WOULD CORRESPOND THE SALES HAD THESE BEEN DESTINED FOR THE DOMESTIC MARKET, AS WELL AS INITIATING PROPER LEGAL ACTION AGAINST ANY AND ALL WHO WERE INVOLVED.

NOTE 3 - DEFERRED INCOME TAX:

THE INITIAL EFFECT OF DEFERRED INCOME TAX CAUSED BY THE APPLICATION OF BULLETIN D-4 "ACCOUNTING FOR INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS IS AN OWNER'S EQUITY REDUCTION OF PS. 4,659,275.

NOTE 4 - STOCK MARKET CREDITS:
NON-APPLY

NOTE 5 - CONTINGENT LIABILITIES AND COMMITMENTS:

THERE WERE NO COMMITMENTS IN U.S. DOLLAR AT JUNE 30, 2003.

NOTE 6 - SENIORITY PREMIUMS

THE COMPANY SET UP A TRUST FUND TO COVER THE PAYMENT OF SENIORITY PREMIUMS ACCRUING TO EMPLOYEES.

NOTE 7 - SHAREHOLDER'S EQUITY:

| | NOMINAL VALUE | RESTATEMENT INCREASE | TOTAL |
|---|---|---|---|
| SHARES PLAN FUND | PS.(1,308,560) | PS.( 202,596) | PS.(1,511,156) |
| PREMIUM ON SALE OF SHARES | 590,927 | 1,379,080 | 1,970,007 |
| PREMIUM ON SALE OF SHARES | PS.( 717,633) | PS. 1,176,484 | PS. 458,851 |
| LEGAL RESERVE | PS. 1,178,237 | PS. 1,181,080 | PS. 2,359,317 |
| RETAINED EARNINGS FROM PREVIOUS YEARS | 18,677,115 | 12,239,925 | 30,917,040 |
| INITIAL EFFECT OF DEFERRED INCOME TAX | (3,827,449) | ( 831,826) | ( 4,659,275) |
| RETAINED EARNINGS AND CAPITAL RESERVE | PS.16,027,903 | PS.12,589,179 | PS.28,617,082 |
| REPURCHASE FUND OF SHARES | PS. 1,163,359 | PS. 2,042,644 | PS. 3,206,003 |
| NET INCOME FOR THE YEAR | PS. 1,875,525 | PS. 3,503 | PS. 1,879,028 |

NOTE 8 - REPURCHASE FUND OF SHARES:

DURING 2003, THE COMPANY REPURCHASED 4,058,200 SERIES "C" SHARES; THIS REPURCHASE OF SHARES IMPLIED A REDUCTION OF PS. 5,095 IN THE THEORETICAL HISTORICAL VALUE OF CAPITAL STOCK EQUAL TO PS. 5,138 RESTATED FOR INFLATION. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED TO THE PREVIOUSLY ESTABLISHED RESERVE FOR THE REPURCHASE OF SHARES.

NOTE 9 - AGREEMENTS REACHED AT THE SHAREHOLDERS' ORDINARY MEETING HELD ON FEBRUARY 26, 2003:

1. APPROVAL OF THE MAXIMUM AMOUNT TO BE USED BY THE COMPANY IN 2003 TO REPURCHASE ITS OWN SHARES. SUCH AMOUNT IS PS. 3,248,032 (NOMINAL PESOS).

2. CANCELLATION OF 34,909,400 SERIES "C" SHARES THAT WERE REPURCHASED BY THE COMPANY.

3. INCREASE OF PS. 247,154 (NOMINAL PESOS) IN THE LEGAL RESERVE THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT PESOS WAS PS. 248,720.

4. APPROVAL OF THE PROPOSED PAYMENT OF DIVIDENDS, OF PS. 0.37 (NOMINAL PESOS) PER SHARE OF CAPITAL STOCK, IRRESPECTIVE OF THE SERIES.

5. THE INCREASE IN CAPITAL STEMMING FROM THE ALTERNATE DIVIDEND DECREED BY THE ORDINARY GENERAL ASSEMBLY ON FEBRURARY 27, 2002 WAS FORMALIZED. THIS IS WITHOUT AFFECTING THE TOTAL CAPITAL STOCK, AND IS SIMPLY A REGISTRY TRANSACTION BETWEEN FIXED AND VARIABLE CAPITAL. CAPITAL STOCK WILL BE VARIABLE AND THE FIXED MINIMUM SHALL BE PS. 650,372, AND THE VARIABLE CANNOT BE MORE THAN TEN TIMES SAID AMOUNT.

6. THE CREATION OF THE WAL-MART DE MEXICO FOUNDATION WAS APPROVED WITH THE UNDERSTANDING THAT YEARLY AMOUNTS SET ASIDE FOR THE FOUNDATION SHALL UNDER NO CIRCUMSTANCES EXCEED 0.05% OF SALES.

NOTE 10 - MEMBERSHIP INCOME:

UP TO DECEMBER 31, 2002, THE COMPANY RECOGNIZED MEMBERSHIP INCOME FOR SAM'S CLUBS UPON COLLECTING SAID INCOME.

AS OF JANUARY 2003, THE COMPANY DECIDED TO ADDITIONALY IMPLEMENT THAT CONTAINED IN BULLETIN SAB-101 "REVENUE RECOGNITION IN FINANCIAL STATEMENTS", ISSUED BY THE SECURITIES AND EXCHANGE COMISSION (SEC). SAID BULLETIN SET FORTH THE GUIDELINES FOR DEFERRED RECOGNIZING OF THIS TYPE OF INCOME DURING THE TWELVE MONTHS THAT EACH MEMBERSHIP IS VALID.

IN ADDITION, EARNED INCOME WILL BE PRESENTED IN THE STATEMENTS OF INCOME UNDER A SPECIFIC HEADING AFTER SALES. THE CURRENT SIFIC SYSTEM STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT BE PRESENTED UNDER THE HEADING OF SALES, SUCH AS IS SHOWN IN ANNEX 11 "SALES DISTRIBUTION BY PRODUCT". INCOME FOR 2002 SHALL BE RECLASSIFIED UNDER THIS HEADING SO AS TO ENABLE A VALID COMPARISON OF THE INFORMATION.

AS OF JUNE 30, 2003, INCOME PENDING APPLICATION COMES TO PS. 169,247. TAKING THIS INCOME INTO ACCOUNT, THE RESULTS FOR THE PERIOD ENDING JUNE 30, 2003 AND 2002 WOULD BE AS FOLLOWS:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | PS | % | PS | % |
| NET SALES | 54,391,383 | | 49,492,393 | |
| OTHER INCOME | 239,755 | | 215,158 | |
| TOTAL INCOME | 54,631,138 | 100.0 | 49,707,551 | 100.0 |
| COST OF SALES | (43,332,242) | ( 79.3) | (39,503,718) | ( 79.5) |
| GROSS PROFIT | 11,298,896 | 20.7 | 10,203,833 | 20.5 |
| OPERATING EXPENSES | ( 8,439,169) | ( 15.4) | ( 7,744,768) | ( 15.6) |
| OPERATING INCOME | 2,859,727 | 5.2 | 2,459,065 | 4.9 |
| NET INCOME | 1,990,733 | 3.6 | 1,879,319 | 3.8 |

**FINANCIAL STATEMENT NOTES (1)**



**ANNEX 2**

**CONSOLIDATED**
**Final Printing**

"THE UNDERSIGNED SWEAR TO TELL THE TRUTH, WAL-MART DE MEXICO S.A. DE C.V. AND SUBSIDIARIES FINANCIAL INFORMATION CONTAINED AS OF SECOND QUARTER 2003 CORRESPONDIENT REPORT, IT REASONABLY REFLECTS THE SITUATION FOR THE SAME. IN ADDITION, WE HEREBY STATE THAT WE HAVE NO KNOWLEDGE OF RELEVANT DATA OMITTED OR ALTERED IN THIS QUARTERLY REPORT, NOR THAT SAID REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE SHAREHOLDERS."

| | |
|---|---|
| EDUARDO CASTRO WRIGHT | RAFAEL MATUTE LABRADOR |
| PRESIDENT AND CEO | EXECUTIVE VICEPRESIDENT AND CFO |

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**RELATIONS OF SHARES INVESTMENTS**

**ANNEX 3**

**CONSOLIDATED**
**Final Printing**

| COMPANY NAME (1) | MAIN ACTIVITIES | NUMBER OF SHARES | OWNERSHI (2) | TOTAL AMOUNT (Thousands of Pesos) | |
|---|---|---|---|---|---|
| | | | | ACQUISITION COST | PRESENT VALUE (3) |
| **SUBSIDIARIES** | | | | | |
| 1 NUEVA WAL-MART | GEN. MERCHANDISE SALES | 881,712 | 99.99 | 881,712 | 5,540,201 |
| 2 SUBURBIA | DEPARTMENT STORES | 274,923 | 99.99 | 274,923 | 630,187 |
| 3 VIPS | RESTAURANTS | 41,000 | 99.99 | 41,000 | 1,069,997 |
| 4 CORPORATE ENTITIES | PROFESIONAL OUTSOURCE | 411,119 | 99.99 | 538,866 | 1,752,860 |
| 5 REAL ESTATE | R.E. DEVELOPMENT | 13,260,015 | 99.99 | 13,260,015 | 35,282,521 |
| ***TOTAL INVESTMENT IN SUBSIDIARIES*** | | | | **14,996,516** | **44,275,766** |
| **ASSOCIATEDS** | | 0 | 0.00 | 0 | 0 |
| **TOTAL INVESTMENT IN ASSOCIATEDS** | | | | **0** | **0** |
| **OTHER PERMANENT INVESTMENTS** | | | | | **0** |
| **TOTAL** | | | | | **44,275,766** |

**NOTES**

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE Nº 82-4609

STOCK EXCHANGE CODIWALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

**PROPERTY, PLANT AND EQUIPMENT**
**(Thousands of Pesos)**

**ANNEX 4**

***CONSOLIDATED***
**Final Printing**

| CONCEPT | ACQUISITION COST | ACCUMULATED DEPRECIATION | CARRYING VALUE | REVALUATION | DEPRECIATION ON REVALUATION | CARRYING VALUE (-) REVALUATION (-) DEPRECIATION |
|---|---|---|---|---|---|---|
| **DEPRECIATION ASSETS** | | | | | | |
| PROPERTY | 11,833,017 | 1,784,792 | 10,048,225 | 10,857,554 | 4,708,998 | 16,196,781 |
| MACHINERY | 0 | 0 | 0 | 0 | 0 | 0 |
| TRANSPORT EQUIPMENT | 312,690 | 112,516 | 200,174 | 74,086 | 57,866 | 216,394 |
| OFFICE EQUIPMENT | 6,296,097 | 2,134,872 | 4,161,225 | 5,401,581 | 3,939,410 | 5,623,396 |
| COMPUTER EQUIPMENT | 1,681,919 | 996,804 | 685,115 | 747,372 | 675,148 | 757,339 |
| OTHER | 0 | 0 | 0 | 0 | 0 | 0 |
| **DEPRECIABLES TOTAL** | **20,123,723** | **5,028,984** | **15,094,739** | **17,080,593** | **9,381,422** | **22,793,910** |
| **NOT DEPRECIATION ASSETS** | | | | | | |
| GROUNDS | 4,658,402 | 0 | 4,658,402 | 10,037,943 | 0 | 14,696,345 |
| CONSTRUCTIONS IN PROCESS | 831,782 | 0 | 831,782 | 0 | 0 | 831,782 |
| OTHER | 0 | 0 | 0 | 0 | 0 | 0 |
| **NOT DEPRECIABLE TOTAL** | **5,490,184** | **0** | **5,490,184** | **10,037,943** | **0** | **15,528,127** |
| **TOTAL** | **25,613,907** | **5,028,984** | **20,584,923** | **27,118,536** | **9,381,422** | **38,322,037** |

NOTES

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

**MEXICAN STOCK EXCHANGE**
**ANNEX 05**
**CREDITS BREAK DOWN**
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2003**

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| SUPPLIERS | | | | | | | | | | | | | | | | |
| SUPPLIERS | | | | | | | | | | | | | | | | |
| SELF SERVICE STORE | | | 8,869,187 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 468,160 | 0 | 0 | 0 | 0 | 0 |
| DEPARTMENT STORE | | | 400,626 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 107,740 | 0 | 0 | 0 | 0 | 0 |
| RESTAURANTS | | | 140,091 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 6,628 | 0 | 0 | 0 | 0 | 0 |
| TOTAL SUPPLIERS | | | 9,409,904 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 582,528 | 0 | 0 | 0 | 0 | 0 |
| OTHER CURRENT LIAB.W/O COST. | | | 2,102,152 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 156,369 | 0 | 0 | 0 | 0 | 0 |
| OTHER CURRENT LIABILITIES AND OTHER CREDITS | | | 2,102,152 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 156,369 | 0 | 0 | 0 | 0 | 0 |
| | | | 11,512,056 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 738,897 | 0 | 0 | 0 | 0 | 0 |

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE N° 82-4609

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2003**
**WAL - MART DE MEXICO, S.A. DE C.V.**

**TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE**
**(Thousands of Pesos)**

**ANNEX 6** **CONSOLIDATED**
**Final Printing**

| TRADE BALANCE | DOLARS (1) | | OTHER CURRENCIES | | TOTAL |
|---|---|---|---|---|---|
| | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF PESOS |
| **1. INCOME** | | | | | |
| EXPORTS | 0 | 0 | 0 | 0 | 0 |
| OTHER | 0 | 0 | 0 | 0 | 0 |
| **TOTAL** | | | | | |
| | | | | | |
| **2. EXPENDITURE** | | | | | |
| IMPORT (RAW MATERIALS) | 0 | 0 | 0 | 0 | 0 |
| INVESTMENTS | 0 | 0 | 0 | 0 | 0 |
| OTHER | 417,392 | 4,455,171 | 0 | 0 | 4,455,171 |
| **TOTAL** | **417,392** | **4,455,171** | | | **4,455,171** |
| **NET BALANCE** | **(417,392)** | **(4,455,171)** | | | **(4,455,171)** |
| **FOREING MONETARY POSITION** | | | | | |
| **TOTAL ASSETS** | **144,384** | **1,509,824** | 0 | 0 | **1,509,824** |
| **LIABILITIES POSITION** | **70,661** | **738,897** | | | **738,897** |
| SHORT TERM LIABILITIES POSITION | 70,661 | 738,897 | 0 | 0 | 738,897 |
| LONG TERM LIABILITIES POSITION | 0 | 0 | 0 | 0 | 0 |
| **NET BALANCE** | **73,723** | **770,927** | | | **770,927** |

NOTES

PS. 10.4570 RATE OF EXCHANGE AMERICAN DOLLAR.

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**INTEGRATION AND INCOME**
**CALCULATION BY MONETARY POSITION (1)**
**(Thousands of Pesos)**

**ANNEX 7**

**CONSOLIDATED**
**Final Printing**

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | (ASSET) LIABILITIES MONETARY POSITION | MONTHLY INFLATION | MONTHLY (PROFIT) AND LOSS |
|---|---|---|---|---|---|
| JANUARY | 13,340,210 | 17,963,441 | 4,623,231 | 0.40 | 18,493 |
| FEBRUARY | 12,233,029 | 15,673,275 | 3,440,246 | 0.28 | 9,633 |
| MARCH | 11,708,730 | 16,227,192 | 4,518,462 | 0.63 | 28,466 |
| APRIL | 9,085,767 | 13,475,744 | 4,389,977 | 0.17 | 7,463 |
| MAY | 10,103,827 | 14,361,328 | 4,257,501 | 0.32 | (13,624) |
| JUNE | 11,979,511 | 15,528,169 | 3,548,658 | 0.08 | 2,839 |
| ACTUALIZATION: | 0 | 0 | 0 | 0.00 | 165 |
| CAPITALIZATION: | 0 | 0 | 0 | 0.00 | 0 |
| FOREIGN CORP.: | 0 | 0 | 0 | 0.00 | 0 |
| OTHER | 0 | 0 | 0 | 0.00 | 0 |
| **TOTAL** | | | | | **53,435** |

**NOTES**

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

THE BOXES IN THE MONTHLY INFLATION COLUMN DO NOT PERMIT NEGATIVE NUMBERS; THE CORRESPONDING INFLATION RATE IN MAY WAS -0.32%.

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)**

**ANNEX 8**

**CONSOLIDATED**
**Final Printing**

| FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE |
| --- |
| NON - APPLY |

| ACTUAL SITUATION OF FINANCIAL LIMITED |
| --- |
| NON - APPLY |

| BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE |
| --- |

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS**

**ANNEX 9**

**CONSOLIDATED**
**Final Printing**

| PLANT OR CENTER | ECONOMIC ACTIVITY | PLANT CAPACITY (1) | UTILIZATION (%) |
|---|---|---|---|
| SELF-SERVICE HYPERMARKETS | GENERAL MERCHANDISE SALE, GROCERIES AND FRESH | 699,271 | 100 |
| SELF-SERVICE DISCOUNT STORE | GENERAL MERCHANDISE SALE, GROCERIES AND FRESH | 608,896 | 100 |
| SUPERMARKETS | GROCERIES SALES AND FRESH | 70,607 | 100 |
| SELF-SERVICE WHOLESALES | MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS | 439,583 | 100 |
| APPAREL STORES | APPAREL AND ACCESORY SALE | 254,169 | 100 |
| RESTAURANTS | RESTAURANT-INTERNATIONAL, MEXICAN AND ITALIAN | 58,043 | 100 |

**NOTES**

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**MAIN RAW MATERIALS**

**ANNEX 10**

**CONSOLIDATED**
**Final Printing**

| DOMESTIC | MAIN SUPPLIERS | FOREIGN | MAIN SUPPLIERS | DOM. SUBST. | COST PRODUCTION (%) |
|---|---|---|---|---|---|
| NON APPLY | | | | | |

**NOTES**

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**DOMESTIC SELLS**

**CONSOLIDATED**
**Final Printing**

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | MARKET SHARE (%) | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| NET SALES | | | | 54,391,383 | | | |
| OTHER INCOME | | | | 70,508 | | | |
| TOTAL | | | | 54,461,891 | | | |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**FOREIGN SELLS**


**CONSOLIDATED**
**Final Printing**

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | DESTINATION | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| NON APPLY | | | | | | | |
| TOTAL | | | | 0 | | | |

**NOTES**

STOCK EXCHANGE COI WALMEX

ANNEX 12

## CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

### NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

| | |
|---|---|
| NFEA BALANCE TO DECEMBER 31st OF : 2002 | 12,275,422 |
| Number of shares Outstanding at the Date of the NFEA: ( Units ) | 4,461,903,845 |

[X] ARE THE FIGURES FISCALLY AUDITED?

[X] ARE THE FIGURES FISCALLY

### DIVIDENDS COLLECTED IN THE PERIOD

| QUARTER | SERIES | NUMBER OF SHARES OUTSTANDING | DATE OF SETLEMENT | AMOUNT |
|---|---|---|---|---|
| 0 | 0 | 0.00 | | 0.00 |

### DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JANUARY 1 TO 31 OF DECEMBER OF 2002

| | |
|---|---|
| FISCAL EARNINGS | 3,358,850 |
| - DETERMINED INCOME | 1,175,598 |
| + DEDUCTED WORKER'S PROF | 0 |
| - DETERMINED WORKER | 22,518 |
| - DETERMINED RFE | 0 |
| - NON DEDUCTABLES | 7,031 |
| NFE OF PERIOD : | 2,153,702 |

### BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

| | |
|---|---|
| NFEA BALANCE TO 30 OF JUNE OF 2003 | 12,426,807 |
| Number of shares Outstanding at the Date of the NFEA: ( Units ) | 4,457,845,645 |

STOCK EXCHANGE COI WALMEX QUARTER: 2 YEAR: 2003

RAZON SOCIAL: **WAL - MART DE MEXICO, S.A. DE C.V.**



**ANNEX 12 - A**

**CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)**

(Thousands of Pesos)

## NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** — 4,215,707

Number of Shares Outstanding at the Date of the NFEAR: ( Units ) — 4,461,903,845

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

## DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

| QUARTER | SERIES | NUMBER OF SHARES OUTSTANDING | DATE OF SETTELMENT | AMOUNT |
|---|---|---|---|---|
| 1 | C V | 4,457,845,645.00 | 13/03/2003 | 1,649,403.00 |

## DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF JANUARY OF

| | |
|---|---|
| FISCAL EARNINGS: | 0 |
| + DEDUCTED WORKER'S PROFIT SHA | 0 |
| - DETERMINED INCOME TAX: | 0 |
| - NON-DEDUCTABLES | 0 |
| - (+) EARNINGS (LOSS) FROM FOREING OF PROFIT: | 0 |
| DETERMINATED RFE OF THE FISCAL YEAR | 0 |
| - INCOME TAX (DEFERED ISR): | |
| * FACTOR TO DETERMINE THE NFEAR: | 0 |
| NFER FROM THE PERIOD | 0 |

## BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNE OF 2003 — 1,900,873

Number of shares Outstanding at the Date of the NFEAR ( Units ) — 4,457,845,645

## MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR ( Units ) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**CONSOLIDATED**
**Final Printing**

**INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK**

**CHARACTERISTICS OF THE SHARES**

| SERIES | NOMINAL VALUE | VALID CUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORTION | PORTION | MEXICAN | SUSCRIPTION | FIXED | VARIABLE |
| C | | 41 | 86,178,595 | 462,542,326 | | 548,720,921 | 108,192 | 580,696 |
| V | | 41 | 431,862,484 | 3,477,262,240 | | 3,909,124,724 | 542,180 | 4,365,512 |
| **TOTAL** | | | **518,041,079** | **3,939,804,566** | **0** | **4,457,845,645** | **650,372** | **4,946,208** |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION**
4,457,845,645
**SHARES PROPORTION BY :**

**CPO'S :**
**UNITS :**
**ADRS's :**
**GDRS's :**
**ADS's :**
**GDS's :**

**REPURCHASED OWN SHARES**

| SERIES | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | AT QUARTER |
|---|---|---|---|
| V | 0 | 0.00000 | 30.86000 |
| C | 0 | 0.00000 | 28.10000 |

STOCK EXCHANGE CODE: **WALMEX**
**WAL - MART DE MEXICO, S.A. DE C.V.**

QUARTER: **2** YEAR: **2003**

**CONSOLIDATED**
**Final Printing**

**DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.**

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30** OF **JUNE** OF **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

**JORGE MUÑOZ LOPEZ**
**ACCOUNTING DIRECTOR**

**JORGE PORTILLA FABIAN**
**ACCOUNTING MANAGER**

**MEXICO, D.F., AT JULY 14 OF 2003**